ESPORTS ENTERTAINMENT GROUP, INC.

170 PATER HOUSE, PSAILA STREET

BIRKIRKARA, MALTA, BKR 9077

March 9, 2020

John Dana Brown

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Esports Entertainment Group, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 24, 2019

File No. 333-231167

Dear Mr. Brown,

By letter dated February 27, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Esports Entertainment Group, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on February 24, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amended Form S-1 filed February 24, 2020

Use of Proceeds, page 39

1.	We note the disclosure regarding your potential acquisition of Argyll Entertainment AG. Please tell us whether any offering proceeds would be used for such a transaction. If offering proceeds would be used for such a transaction please provide the disclosure required by Instruction 6 to Item 504 of Regulation S-K.

Response: The Company does not have any current plans to use any of the offering proceeds for the potential acquisition of Argyll Entertainment AG. The Company’s potential transaction with Argyll remains subject to due diligence, negotiation of definitive documentation and other contingencies. Thus, there is no assurance that such transaction will occur in the near future if at all. Accordingly, should the Company decide to move forward with this transaction, depending on the terms of such transaction at that time, the Company would seek to use any number of different sources of capital including, but not limited to, existing revenues or the sale of additional debt or equity securities.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Grant Johnson

Grant Johnson

Chief Executive Officer

Esports Entertainment Group, Inc.

170 Pater House, Psaila Street

Birkirkara, Malta, BKR 9077